Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3), as amended, and related Prospectus of EDAP TMS S.A. (the “Company”) for the sale of up to 408,691 of the Company’s ordinary shares issuable upon exercise of outstanding warrants and up to 781,942 of the Company’s ordinary shares issuable as interest shares on outstanding debentures (either in the form of shares or American Depositary Shares) and to the incorporation by reference therein of our report dated April 26, 2012, with respect to the consolidated financial statements of the Company and its subsidiaries included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

  ERNST & YOUNG Audit

  Represented by
  Nicolas Sabran

  Lyon, France
  April 27, 2012